Exhibit 99.1

Luke Scarmazzo Joins Glass House Brands as Lead Brand Ambassador for NorCal Following his Recent Release from Prison

-Luke is also a partner at Mission Green and plans to dedicate his energy to advocating on behalf of those serving prison time for nonviolent cannabis convictions and to promoting the responsible use of cannabis.

-This video expresses Luke’s excitement about this next chapter in life on his first day as a member of the Glass House Brands Family.

LONG BEACH, CA and TORONTO, April 11, 2023 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., is honored to welcome Luke Scarmazzo to the Glass House Brands family as Brand Ambassador for the NorCal Region.

Scarmazzo was released from federal prison last month after serving 15 years of an unjust 22-year sentence for operating a medical cannabis dispensary under California’s Proposition 215 which was passed by voters in 1996. His release was made possible by years of work by attorneys and passionate advocates, including The Weldon Project and Mission Green, both founded and led by Weldon Angelos.

Luke is now a partner at Mission Green and plans to dedicate his energy to advocating on behalf of those serving prison time for nonviolent cannabis convictions in both state and federal prisons and to promoting the responsible use of cannabis. Luke's personal experience of being incarcerated for his involvement in the cannabis industry has given him a unique perspective on the importance of advocacy and social responsibility.

Kyle Kazan, Co-Founder, Chairman and CEO of Glass House Brands, who is also a Mission Green board member stated, “I’d been speaking out about the injustice of Luke’s imprisonment for some time and Weldon brought us together by phone within 48 hours of Luke’s release. During that initial call, Luke and I discussed the possibility of working together. After several more discussions, the team and I saw the opportunity for Luke to join us as a representative and advocate for the brand. His story is an inspiration to the entire industry and we are thrilled to provide him with the opportunity to quickly rejoin the California cannabis industry. Additionally, I look forward to working together with Weldon and Luke, as The Weldon Project and Mission Green strive to gain mass pardons and more enlightened regulatory policies. This video expresses Luke’s excitement about this next chapter in life on his first day as a member of the Glass House Brands Family. He is already using the GHB platform to advance advocacy work.”

“I’m extremely grateful to join Glass House Brands as the lead brand ambassador in NorCal,” said Luke Scarmazzo. “My defining passion has always been bringing the benefits of this magnificent plant to as many people as possible. To be able to work with Glass House, who shares my passion for this plant and is so dedicated to helping free the remainder of the people unjustly serving time like me is very special. I’m excited to bring my industry knowledge and resources to Glass House Brands and aim to use my story to bring hope to those who are struggling right now.”

Mr. Angelos stated, “Luke’s story is unique and tragic at the same time. He is finally restarting his life as a free individual, after having his freedom taken from him so many years ago. Employment is so important to those being released from prison, especially for individuals that end up with permanent felonies on their records. Most come out and have difficulty finding jobs to maintain their livelihood and I’m proud to have connected Luke with Kyle who helped him solve this major issue. I was once with Luke behind bars in prison, and words can’t express how happy I am to see my friend finally gain his freedom. We are going to join forces to continue fighting to free our friends who are still incarcerated.”

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the Company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com.

ABOUT MISSION GREEN

Mission Green is an initiative of The Weldon Project ("TWP"), a 501(c)(3) non-profit organization that works to bring together leaders impacted by the criminal justice system and unlikely allies from both political parties to push for criminal justice solutions. TWP works directly with lawmakers, advocacy groups, incarcerated individuals, and the White House on a broad range of criminal justice issues and advocates on behalf of currently or formerly incarcerated drug offenders who were sentenced to prison for non-violent drug offenses. TWP has adopted a multifaceted approach to addressing the injustices and disparities in sentencing for drug offenses and the collateral consequences of drug-related arrests and convictions. TWP redresses these injustices and disparities through policy reform, legislative advocacy, and impactful direct service programs designed both to secure release of non-violent drug offenders from incarceration and to assist those coming out of incarceration in rebuilding their lives through reentry programs and anti-recidivism efforts.

As one of TWP's initiatives, Mission Green was launched to focus on individuals incarcerated for cannabis-related offenses in the federal criminal justice system. This campaign is led by socially conscious people who have been impacted by the justice system and have lived through the issues these advocacy organizations are working to address. The people most harmed by the criminal justice system are uniquely qualified to create and champion the solutions that will begin to transform it. You can learn more online at www.theweldonproject.org, as well as on Instagram and Facebook.

SOURCE Glass House Brands Inc.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

ICR, Inc.

Reed Anderson

T: 646-277-1260

E: Reed.Anderson@icrinc.com

Public Relations Contact:

Y.E.S. Public Relations

Eve Sarkisyan

T: 818-422-4472

E: Eve@yespublicrelations.com